Exhibit 99.33

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2010 – No. 10

HudBay announces appointment of David Garofalo as President and Chief Executive Officer

Toronto, Ontario, June 21, 2010 – HudBay Minerals Inc. (“HudBay”, the “Company”) (TSX: HBM) today announced the appointment of Mr. David Garofalo as President and Chief Executive Officer and to the Board of Directors of the Company, effective July 12, 2010.

Most recently, Mr. Garofalo served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited, where he has been employed since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer and in various finance roles with another international mining company from 1990. In 2009, Mr. Garofalo was named Canada’s CFO of the Year by Financial Executives International Canada, TopGun CFO by Brendan Wood International and was given the award for Best Investor Relations by a CFO by IR Magazine. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant, and serves on the Board of Directors of York Central Hospital Foundation.

“We are extremely pleased to have someone of David’s caliber and reputation joining us to lead the company into the future,” said G. Wesley Voorheis, chairman of the Board of Directors. “His track record in the mining industry and experience helping lead a company through a rapid period of growth will serve him well as he joins HudBay at this exciting juncture in its history. He is recognized as an outstanding executive in the mining industry and is ideally suited to lead our management team and work with our Board of Directors to create value for our shareholders.”

“On behalf of the Board I would like to thank Mr. Warren Holmes for his dedication and contributions during his time as interim chief executive officer,” said Mr. Voorheis. “HudBay has been very fortunate to have Warren as our chief executive officer over the past few months and we look forward to his ongoing input and support as a member of our Board.”

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the potential impact of changing economic conditions on HudBay’s financial results, HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

www.hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2010 – No. 10: HudBay announces appointment of David Garofalo as President and Chief Executive Officer